Exhibit 12.5
CILCORP INC. Computation Of Ratio Of Earnings To Fixed Charges (Thousands of Dollars, Except Ratios)

	Year Ended December 31,			1/01/03 Thru	1/31/03 Thru	Year Ended December 31,
	2000	2001	2002	1/30/03(1)	12/31/03 (1)	2004

Net income from continuing operations	$11,385	$25,428	$24,658	$5,385	$14,400	$10,367
Income taxes	10,380	22,182	6,841	2,922	5,946	(8,526)
Fixed charges	82,590	79,268	76,605	5,573	54,219	55,562

Less:
Preference security dividend requirements of consolidated subsidiaries	(4,935)	(3,579)	(3,579)	(283)	(3,061)	(2,408)

Total earnings	$99,420	$123,299	$104,525	$13,597	$71,504	$54,995

Fixed Charges:

Interest expense	76,052	74,710	71,407	5,203	49,760	52,759
Estimated interest cost within rental expense	1,603	979	1,619	87	1,398	395

Earnings required for preferred dividends:
Preference dividends of consolidated subsidiaries	4,935	3,579	3,579	180	1,947	2,062
Adjustment to pre-tax basis	-	-	-	103	1,114	346
	4,935	3,579	3,579	283	3,061	2,408

Total fixed charges	$82,590	$79,268	$76,605	$5,573	$54,219	$55,562

Ratio of Earnings to Fixed Charges	1.20	1.55	1.36	2.43	1.31	-

(1) Ameren Corporation purchased CILCORP Inc. and subsidiaries on January 31, 2003.
(2) Earnings were inadequate to cover fixed charges by $567 thousand for the year ended Decmber 31, 2004.